April 23, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:          Michael McTiernan, Assistant Director

Jerard Gibson, Attorney-Advisor

Re:       Ares Commercial Real Estate Corporation (the “Company”)

Registration Statement on Form S-11 (File No. 333-176841)

Ladies and Gentlemen:

On behalf of the several Underwriters of the Company’s proposed public offering of up to 8,855,000 shares of common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m. (Washington, D.C. time) on April 25, 2012, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated April 17, 2012, through the date hereof:

Preliminary Prospectus dated April 17, 2012:

7,751 copies were distributed to prospective Underwriters, institutional investors, dealers and others.

The undersigned advise that the Underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director

[Signature page to ACRE Acceleration Request]